For Immediate Release

April 25, 2012

SAP Announces 2012 First Quarter Results

•	9th Consecutive Quarter of Double-Digit Growth in Non-IFRS Software and Software-Related Service Revenue

•	First Quarter 2012 Non-IFRS Software and Software-Related Service Revenue Increased 12% to €2.63 Billion (10% at Constant Currencies)

•	First Quarter 2012 Software Revenue Increased 4% to €637 Million (1% at Constant Currencies)

•	First Quarter 2012 Non-IFRS Operating Profit Increased 7% to €834 Million (3% at Constant Currencies)

•	First Quarter 2012 Non-IFRS Earnings Per Share Increased 11% to €0.49

•	Free Cash Flow Up 35% to €2 Billion

•	Strong Growth for Key Innovations: SAP HANA and Mobile €49 Million, Accelerating Momentum in Cloud Business With 69% Growth From New Business in Billings for SuccessFactors Stand-Alone

WALLDORF, Germany – April 25, 2012 – SAP AG (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2012.

“We reported our ninth consecutive quarter of double-digit growth in non-IFRS software and software-related service revenue, with a strong contribution from SuccessFactors to our cloud business,” said Werner Brandt, CFO of SAP. “Free cash flow was very strong in the first quarter, increasing by 35% to €2 billion. This enabled us to return to positive net liquidity faster than expected.”

“We see strong momentum for our flagship in-memory platform SAP HANA, our cloud and mobile solutions, and our core applications and analytics products,” said Bill McDermott and Jim Hagemann Snabe, Co-CEOs, SAP. “Customers are embracing our high speed of innovation and the ability to orchestrate solutions across our entire portfolio. SAP continues to help companies run like never before – helping to solve fundamental business challenges with unmatched industry expertise. We’re confident that we’ll deliver on our business outlook for Q2 and the full year.”

SAP Reports First Quarter 2012 Results	Page 2

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – First Quarter 2012

	First Quarter 20121)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1 2012	Q1 2011	% change	Q1 2012	Q1 2011	% change	% change const. curr.3)

Software	637	615	4	637	615	4	1
Support	1,953	1,708	14	1,954	1,725	13	11
Cloud subscriptions and support	29	4	625	35	4	775	725
Software and software-related service revenue	2,619	2,327	13	2,626	2,344	12	10

Total revenue	3,350	3,024	11	3,357	3,041	10	8

Total operating expenses	-2,719	-2,427	12	-2,523	-2,262	12	10

- thereof TomorrowNow litigation	7	-2	<-100	0	0	0
Operating profit	631	597	6	834	779	7	3
Operating margin (%)	18.8	19.7	-0.9pp	24.8	25.6	-0.8pp	-1.1pp
Profit after tax	444	403	10	583	528	10
Basic earnings per share (€)	0.37	0.34	9	0.49	0.44	11
Number of employees (FTE)	59,420	53,872	10	N/A	N/A	N/A	N/A

1)	All figures are preliminary and unaudited.
2)	Adjustments in the revenue line items are for the revenue that would have been recognized had acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.
3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Revenue – First Quarter 2012

•	IFRS software revenue was €637 million (2011: €615 million), an increase of 4% (1% at constant currencies).

•

IFRS software and software-related service revenue was €2.62 billion (2011: €2.33 billion), an increase of 13%. Non-IFRS software and software-related service revenue was €2.63 billion (2011: €2.34 billion), an increase of 12% (10% at constant currencies).

•	IFRS total revenue was €3.35 billion (2011: €3.02 billion), an increase of 11%. Non-IFRS total revenue was €3.36 billion (2011: €3.04 billion), an increase of 10% (8% at constant currencies).

First quarter 2012 non-IFRS software and software-related service revenue and total revenue exclude a deferred revenue write-down from acquisitions of €7 million (2011: €17 million).

Profit – First Quarter 2012

•	IFRS operating profit was €631 million (2011: €597 million), an increase of 6%. Non-IFRS operating profit was €834 million (2011: €779 million), an increase of 7% (3% at constant currencies).

•

IFRS operating margin was 18.8% (2011: 19.7%), a decrease of 0.9 percentage points. Non-IFRS operating margin was 24.8% (2011: 25.6%), or 24.5% at constant currencies, a decrease of 0.8 percentage points (a decrease of 1.1 percentage points at constant currencies).

SAP Reports First Quarter 2012 Results	Page 3

•

IFRS profit after tax was €444 million (2011: €403 million), an increase of 10%. Non-IFRS profit after tax was €583 million (2011: €528 million), an increase of 10%. IFRS basic earnings per share was €0.37 (2011: €0.34), an increase of 9%. Non-IFRS basic earnings per share was €0.49 (2011: €0.44), an increase of 11%.

•	The IFRS and non-IFRS effective tax rates in the first quarter of 2012 were 26.9% (2011: 30.9%) and 28.1% (2011: 31.0%), respectively.

First quarter 2012 non-IFRS software and software-related service revenue and non-IFRS operating profit excludes a deferred revenue write-down from acquisitions of €7 million (2011: €17 million). Non-IFRS operating profit additionally excludes acquisition-related charges of €120 million, profit from discontinued activities of €7 million, share-based compensation expenses of €83 million and restructuring expenses of €0 million (2011: €112 million, expenses of €2 million, €52 million and €0 million).First quarter 2012 non-IFRS profit after tax and non-IFRS basic earnings per share exclude a deferred revenue write-down from acquisitions of €5 million, acquisition-related charges of €79 million, profit from discontinued activities of €4 million, share-based compensation expenses of €59 million and restructuring expenses of €0 million (2011: €11 million, €76 million, expenses of €1 million, €37 million and €0 million) net of tax.

Cash Flow – First Quarter 2012

Operating cash flow was €2.07 billion (2011: €1.59 billion), an increase of 30%. Free cash flow was €1.96 billion (2011: €1.45 billion), an increase of 35%. Free cash flow was 58% of total revenue (2011: 48%). At March 31, 2012, SAP had a total group liquidity of €5.18 billion (December 31, 2011: €5.60 billion), which includes cash and cash equivalents and short term investments. Net liquidity at March 31, 2012 was €845 million compared to €1.64 billion at December 31, 2011. This decrease in net liquidity was mainly due to the acquisition of SuccessFactors and was partially offset by increased operating cash flow in the first quarter 2012.

SuccessFactors

On February 16, 2012, The Company announced the successful closing of its cash tender offer for all issued and outstanding shares of common stock of SuccessFactors, Inc.

On a stand-alone basis, SuccessFactors achieved a 69% increase in its 12 month billings from new business in the first quarter (compared to their first quarter 2011). SAP’s strong combination with SuccessFactors is allowing the Company to accelerate its strategy to become the leading cloud provider. SuccessFactors’ solutions are highly complementary to SAP’s core HCM offerings as well as SAP’s strong cloud assets: SAP Business ByDesign for the suite cloud market and SAP’s line of business cloud offerings for large enterprises such as SAP Sales on Demand.

SAP Reports First Quarter 2012 Results	Page 4

Business Outlook

SAP reiterates the following outlook for the full-year 2012:

•

The Company expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% – 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors’ business.

•

The Company expects full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion – €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

•	The Company projects a full-year 2012 IFRS effective tax rate of 26.5% – 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2011: 26.6%).

In addition to the full-year outlook, SAP is providing the following outlook for the second quarter 2012:

•	The Company expects second quarter 2012 software revenue to increase in a range of 15% – 20% at constant currencies (2011: €838 million).

•	The Company expects second quarter 2012 non-IFRS software and software-related service revenue to increase in a range of 14% – 16% at constant currencies (2011: €2.59 billion).

Major Customer Wins

In the first quarter of 2012, SAP closed the following major contracts.

EMEA

EADS N.V., GlaxoSmithKline Biologicals SA, Kenya Ports Authority, Prada S.p.A., RAK Ceramics, RAYNET SNC

Americas

BJ’s Wholesale Club, Boston Scientific Corporation, Grupo Pão de Açúcar, Nutrisystem, Inc., Petroleos del Peru S.A.

Asia Pacific Japan

Australia and New Zealand Banking Group Limited, China Shenhua Energy Co., Ltd., Hyosung Corporation, Syarikat Prasarana Negara Berhad

HANA

Banco Compartamos, S.A., Integrated Utility Holding, Joeone Company Limited, United Breweries Ltd.

Cloud

CEVA Logistics, LRS Lufthansa Revenue Services GmbH, Optimal, Rio Tinto, Sobeys, Stulz Air Technology Inc.

Additional Information

First quarter 2012 revenue, profit and cash flow figures include the revenue, profits and cash flows from SuccessFactors starting on February 21, 2012. For the prior-year period those numbers were not included.

TomorrowNow litigation update: Late last year Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award. The early appeal was denied by the judge on January 6, 2012,

SAP Reports First Quarter 2012 Results	Page 5

and Oracle had the choice to accept the reduced damages of $272 million or seek a new trial to determine damages. Oracle elected to proceed with a new trial. The new trial date is currently scheduled for June 18, 2012.

In light of SAP’s strong focus on the cloud market, SAP realigned its income statement to provide additional transparency on cloud-related revenue streams. On February 17, 2012, SAP published a Webmessage discussing this change. For more details see More Transparency On Cloud Revenue: SAP Realigns Its Income Statement (Webmessage) online.

Additionally, SAP has provided estimates of the projected differences between its 2012 non-IFRS measures and the comparable IFRS measures, and widened the range of revenues for which acquisition-related deferred revenue write-downs are adjusted in determining SAP’s non-IFRS revenue and profit numbers. On March 23, 2012, SAP published a Webmessage discussing this change. For more details see SAP’s Non-IFRS financial measures: 2012 estimates of the differences between IFRS and Non-IFRS (Webmessage) online.

For a more detailed description of all of SAP’s non-IFRS adjustments and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

First Quarter 2012 Interim Report

SAP’s first quarter 2012 Interim Report was published today and is available for download at www.sap.com/investor. The interim report includes an update on SAP’s sustainability performance.

Webcast

SAP senior management will host a conference call for financial analysts and media on Wednesday, April 25th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

2011 Annual Report

SAP’s 2011 Annual Report was published on March 23, 2012, and is available for download at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 190,000 customers (includes customers from the acquisition of SuccessFactors) to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

SAP Reports First Quarter 2012 Results	Page 6

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2012 SAP AG. All rights reserved.

SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, SAP HANA, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries.

Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company.Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company.

Crossgate, m@gic EDDY, B2B 360°, and B2B 360° Services are registered trademarks of Crossgate AG in Germany and other countries. Crossgate is an SAP company.

SuccessFactors, Execution is the Difference, BizX Mobile Touchbase, It’s time to love work again, Jam and BadAss SaaS are trademarks or registered trademarks of SuccessFactors Inc. in the United States and other countries. SuccessFactors is an SAP company.

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE FIRST QUARTER 2012

(Condensed and Unaudited)

Page

Financial Statements (IFRS)
Income Statements	F1
Statements of Financial Position	F2-F3
Statements of Cash Flows	F4

Supplementary Financial Information
Reconciliations from Non-IFRS Numbers to IFRS Numbers	F5-F6
Revenue by Region	F7

Financial Statements (IFRS)

CONSOLIDATED INCOME STATEMENT

For the three months ended March 31

(Unaudited)

€ millions, unless otherwise stated	2012	2011	Change in %
Software	637	615	4
Support	1,953	1,708	14
Cloud subscriptions and support	29	4	625
Software and software-related service revenue	2,619	2,327	13
Consulting	597	570	5
Other services	134	127	6
Professional services and other service revenue	731	697	5

Total revenue	3,350	3,024	11

Cost of software and software-related services	-538	-495	9
Cost of professional services and other services	-624	-577	8

Total cost of revenue	-1,162	-1,072	8

Gross profit	2,188	1,952	12
Research and development	-523	-498	5
Sales and marketing	-831	-677	23
General and administration	-209	-177	18
Restructuring	0	0	0
TomorrowNow litigation	7	-2	<-100
Other operating income/expense, net	-1	-1	0

Total operating expenses	-2,719	-2,427	12

Operating profit	631	597	6

Other non-operating income/expense, net	-8	0	N/A
Finance income	24	29	-17
Finance Cost TomorrowNow litigation	-1	0	N/A
Other finance costs	-39	-43	-9
Finance costs	-40	-43	-7

Financial income, net	-16	-14	14

Profit before tax	607	583	4

Income tax TomorrowNow litigation	-2	0	N/A
Other income tax expense	-161	-180	-11
Income tax expense	-163	-180	-9

Profit after tax	444	403	10

Profit attributable to non-controlling interests	0	0	0
Profit attributable to owners of parent	444	403	10

Basic earnings per share, in €*	0.37	0.34	9

Diluted earnings per share, in €*	0.37	0.34	9

*	for the three months ended March 31, 2012 and 2011 the weighted average number of shares were 1,190 million (diluted: 1,191million) and 1,188 million (diluted: 1,189 million), respectively (treasury stock excluded).

F1

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2012 and December 31, 2011

(Unaudited)

€ millions	2012	2011
Cash and cash equivalents	4,548	4,965
Other financial assets	753	817
Trade and other receivables	3,442	3,493
Other non-financial assets	275	187
Tax assets	175	207
Total current assets	9,193	9,669

Goodwill	10,765	8,711
Intangible assets	2,679	2,024
Property, plant, and equipment	1,576	1,551
Other financial assets	649	538
Trade and other receivables	88	84
Other non-financial assets	51	39
Tax assets	152	146
Deferred tax assets	480	465
Total non-current assets	16,440	13,558
Total assets	25,633	23,227

F2

€ millions	2012	2011
Trade and other payables	856	937
Tax liabilities	338	409
Financial liabilities	1,675	1,331
Other non-financial liabilities	1,276	1,981
Provision TomorrowNow litigation	218	231
Other provisions	390	331
Provisions	608	562
Deferred income	3,389	1,046

Total current liabilities	8,142	6,266

Trade and other payables	40	43
Tax liabilities	432	408
Financial liabilities	2,893	2,925
Other non-financial liabilities	99	92
Provisions	369	268
Deferred tax liabilities	573	474
Deferred income	38	44

Total non-current liabilities	4,444	4,254
Total liabilities	12,586	10,520

Issued capital	1,228	1,228
Share premium	437	419
Retained earnings	12,912	12,466
Other components of equity	-155	-37
Treasury shares	-1,384	-1,377
Equity attributable to owners of parent	13,038	12,699

Non-controlling interests	9	8
Total equity	13,047	12,707
Equity and liabilities	25,633	23,227

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31

(Unaudited)

€ millions	2012	2011
Profit after tax	444	403
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	192	178
Income tax expense	163	180
Financial income, net	16	14
Decrease/increase in sales and bad debt allowances on trade receivables	28	21
Other adjustments for non-cash items	-30	-10
Decrease/increase in trade receivables	36	-233
Decrease/increase in other assets	-89	-105
Decrease/increase in trade payables, provisions and other liabilities	-688	-593
Decrease/increase in deferred income	2,277	1,944
Cash outflows due to TomorrowNow litigation	0	-2
Interest paid	-28	-21
Interest received	26	20
Income taxes paid, net of refunds	-276	-204

Net cash flows from operating activities	2,071	1,592

Purchase of intangible assets and property, plant and equipment and business combinations *)	-2,728	-141
Proceeds from sales of intangible assets or property, plant, and equipment	13	10
Purchase of equity or debt instruments of other entities	-478	-79
Proceeds from sales of equity or debt instruments of other entities	430	103

Net cash flows from investing activities	-2,763	-107

Purchase of non-controlling interests	0	-21
Purchase of treasury shares	-53	-158
Proceeds from reissuance of treasury shares	48	141
Proceeds from issuing shares (share-based compensation)	10	29
Proceeds from borrowings	1,000	2
Repayments of borrowings	-600	-504

Net cash flows from financing activities	405	-511

Effect of foreign exchange rates on cash and cash equivalents	-130	-15
Net decrease/increase in cash and cash equivalents	-417	959
Cash and cash equivalents at the beginning of the period	4,965	3,518
Cash and cash equivalents at the end of the period	4,548	4,477

*)	In 2012 thereof: €2,615 million business combinations, net of cash and cash equivalents acquired.

F4

Supplementary Financial Information

RECONCILIATIONS FROM NON-IFRS NUMBERS TO IFRS NUMBERS

(Unaudited)

The following table presents a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended March 31
€ millions, unless otherwise stated	2012					2011			Change in %
Revenue Numbers	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software	637	0	637	-14	623	615	0	615	4	4	1
Support	1,953	1	1,954	-43	1,911	1,708	17	1,725	14	13	11
Cloud subscriptions and support	29	6	35	-2	33	4	0	4	625	775	725
Software and software-related service revenue	2,619	7	2,626	-59	2,567	2,327	17	2,344	13	12	10
Consulting	597	0	597	-14	583	570	0	570	5	5	2
Other services	134	0	134	-2	132	127	0	127	6	6	4
Professional services and other service revenue	731	0	731	-16	715	697	0	697	5	5	3

Total revenue	3,350	7	3,357	-75	3,282	3,024	17	3,041	11	10	8

Operating Expense Numbers
Cost of software and software-related services	-538	71	-467			-495	77	-418	9	12
Cost of professional services and other services	-624	30	-594			-577	13	-564	8	5

Total cost of revenue	-1,162	101	-1,061			-1,072	90	-982	8	8

Gross profit	2,188	108	2,296			1,952	107	2,059	12	12
Research and development	-523	23	-500			-498	23	-475	5	5
Sales and marketing	-831	55	-776			-677	38	-639	23	21
General and administration	-209	24	-185			-177	12	-165	18	12
Restructuring	0	0	0			0	0	0	0	0
TomorrowNow litigation	7	-7	0			-2	2	0	<-100	0
Other operating income/expense, net	-1	0	-1			-1	0	-1	0	0

Total operating expenses	-2,719	196	-2,523	46	-2,477	-2,427	165	-2,262	12	12	10

Profit Numbers
Operating profit	631	203	834	-29	805	597	182	779	6	7	3
Other non-operating income/expense, net	-8	0	-8			0	0	0	N/A	N/A
Finance income	24	0	24			29	0	29	-17	-17
Finance Cost TomorrowNow litigation	-1	1	0			0	0	0	N/A	0
Other finance costs	-39	0	-39			-43	0	-43	-9	-9
Finance costs	-40	1	-39			-43	0	-43	-7	-9

Financial income, net	-16	1	-15			-14	0	-14	14	7

Profit before tax	607	204	811			583	182	765	4	6
Income tax TomorrowNow litigation	-2	2	0			0	0	0	N/A	0
Other income tax expense	-161	-67	-228			-180	-57	-237	-11	-4
Income tax expense	-163	-65	-228			-180	-57	-237	-9	-4

Profit after tax	444	139	583			403	125	528	10	10
Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
Profit attributable to owners of parent	444	139	583			403	125	528	10	10

Key Ratios
Operating margin in %	18.8		24.8		24.5	19.7		25.6	-0.9pp	-0.8pp	-1.1pp
Effective tax rate in %	26.9		28.1			30.9		31.0	-4.0pp	-2.9pp
Basic earnings per share, in €*	0.37		0.49			0.34		0.44	9	11

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

F5

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Differences may exist due to rounding.

F6

REVENUE BY REGION

(Unaudited)

The following table presents our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended March 31
€ millions	2012					2011			Change in %
Software revenue by region	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
EMEA	279	0	279	-2	277	267	0	267	4	4	4
Americas	236	0	236	-9	227	245	0	245	-4	-4	-7
APJ	123	0	123	-4	119	103	0	103	19	19	16

Software revenue	637	0	637	-14	623	615	0	615	4	4	1

Software and software-related service revenue by region
Germany	371	0	371	0	371	331	0	331	12	12	12
Rest of EMEA	862	1	863	-7	856	795	5	800	8	8	7
Total EMEA	1,233	1	1,234	-6	1,228	1,126	5	1,131	10	9	9
United States	692	6	698	-29	669	620	9	629	12	11	6
Rest of Americas	255	0	255	-2	253	222	1	223	15	14	13
Total Americas	946	6	952	-30	922	842	11	853	12	12	8
Japan	144	0	144	-11	133	124	1	125	16	15	6
Rest of APJ	297	0	297	-12	285	236	1	237	26	25	20
Total APJ	440	0	440	-22	418	360	1	361	22	22	16
Software and software-related service revenue	2,619	7	2,626	-59	2,567	2,327	17	2,344	13	12	10

Total revenue by region
Germany	517	0	517	0	517	485	0	485	7	7	7
Rest of EMEA	1,058	1	1,059	-7	1,052	997	5	1,002	6	6	5
Total EMEA	1,575	1	1,576	-8	1,568	1,482	5	1,487	6	6	5
United States	913	6	919	-38	881	819	9	828	11	11	6
Rest of Americas	333	0	333	-3	330	292	1	293	14	14	13
Total Americas	1,246	6	1,252	-41	1,211	1,111	11	1,122	12	12	8
Japan	165	0	165	-12	153	140	1	141	18	17	9
Rest of APJ	364	0	364	-15	349	291	1	292	25	25	20
Total APJ	529	0	529	-27	502	431	1	432	23	22	16
Total revenue	3,350	7	3,357	-75	3,282	3,024	17	3,041	11	10	8

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Differences may exist due to rounding.

For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/corporate-en/investors/reports).

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